Arrived Homes, LLC

999 3rd Avenue, Suite 3300

Seattle, WA 98104

July 13, 2021

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ruairi Regan

Re:	Arrived Homes, LLC
Post Qualification Amendment on Form 1-A
Filed June 11, 2021
File No. 024-11325

Dear Mr. Regan,

We hereby submit the response of Arrived Homes, LLC (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 7, 2021, providing the Staff’s comments with respect to the Company’s Post Qualification Amendment on Form 1-A to Offering Statement on Form 1-A (the “Original Post Qualification Amendment”). Concurrently with the filing of this response letter, we have filed an amendment to the Original Post Qualification Amendment (the “Post Qualification Amendment No. 1”), and the Post Qualification Amendment No. 1 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.	We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum offering amount have been accepted or (ii) a date determined by the Manager in its sole discretion. On page 154 you disclose that the Manager and Dalmore will review the subscription documentation and that you reserve the right to reject any subscription, for any or no reason at any time prior to a closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response: Please note the Company is not postponing subscriptions in any manner as it is offering securities at all times.

We have revised the disclosure in the Post Qualification Amendment No. 1 to state that “An initial closing of a series offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is one week prior to three months after the date that the particular series offering begins. Additionally, any closing following such initial closing will occur on the earliest to occur of (i) the date subscriptions for the maximum number of series interests have been accepted, (ii) a date determined by the manager in its sole discretion and (iii) the date that is three months after the prior closing for the relevant series offering.” We have also revised the explicit trigger to termination of a series offering in case a closing has not occurred to correspond with this same timeline.

Additionally, we have placed a required maximum of 15 days from completion on the amount of time that the Company’s managing member and broker-dealer will take to initially review a potential investor’s subscription documentation, with an additional 15 days permitted in the case any additional information is sought from a potential investor by the Company’s managing member or broker-dealer. Additionally, we expect that the Company will complete any review within 30 days of execution, regardless of any addition information being sought. We have also revised our disclosure to indicate that it will promptly inform any potential investor once such review is completed.

Further, we have revised our disclosure to eliminate Company discretion regarding the amount of any subscription that will be accepted by requiring a subscription to be accepted in its entirety or not at all unless reduction in a subscription amount is required to comply with regulations or the managing member “reasonably believes that such acceptance or rejection is required to for a particular series to qualify as a REIT.” Similarly, we have updated our disclosure to require the Company to promptly notify investors of their investment status once a decision is made.

We believe the above changes as reflected in the revised disclosure in Post Qualification Amendment No. 1 sufficiently indicate to investors and reflect accurately that series securities are being offered (and investments accepted) on a continuous basis. However, due to operational considerations including managing escrow, providing notifications to investors, coordination with our broker-dealer and transfer agent and the subscription documentation review and Know-Your-Customer and Anti-Money Laundering processes, the Company believes that it would cause undue operational burden to necessarily conduct closings more frequently than as outlined in the revised disclosure.

We respectfully argue that the added time conditions to trigger a closing or a termination of an offering strikes a sufficient balance between the requirements for Rule 251(d)(3)(i)(F) and the operational considerations outlined above. Further, we believe that the strict time limits on subscription documentation review and removal of Company discretion over the amounts of subscriptions, except in cases where doing so would be required for regulatory reasons or to maintain REIT status, provide sufficient assurance in a timely manner to potential investors of their investment status.

We also respectfully maintain that the Company’s ability to reject subscriptions in whole within the time frame laid out above poses no challenge to consideration of the offering as continuous and still provides potential investors with sufficient clarity regarding their investment statuses. The Company requires such flexibility as new situations that the Company had not previously contemplated arise.

If you would like to discuss the response to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned or John Rostom, VP of Legal for the Company, at (814) 277-4833 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier Chief Executive Officer

cc:	John Rostom
Paul C. Levites, Bevilacqua PCCL